HUNTON ANDREWS KURTH LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799

TEL	214 • 979 • 3000
FAX	214 • 880 • 0011

By EDGAR and Overnight Delivery	PETER G. WEINSTOCK DIRECT DIAL: 214 • 468 • 3395 EMAIL: pweinstock@huntonak.com

April 3, 2019	BETH A. WHITAKER DIRECT DIAL: 214 • 468 • 3575 EMAIL: bwhitaker@huntonak.com

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Attention:  Michael Clampitt and Jessica Livingston

Re:	T Acquisition, Inc.
Draft Registration Statement on Form S-1
Submitted February 13, 2019
CIK No. 0001766526

Ladies and Gentlemen:

On behalf of our client, T Acquisition, Inc. (the “Company”), we are submitting the following responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 12, 2019 (the “Comment Letter”), with respect to the above-referenced filing.  In response to the Staff’s comments, the Company has also revised its initial Draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 13, 2019 (the “Draft Registration Statement”) and is confidentially submitting concurrently with this letter Confidential Draft Submission No. 2 of the Draft Registration Statement (the “Revised Draft Registration Statement”), which reflects these revisions.

In addition to revisions made in response to the Staff’s comments, the Revised Draft Registration Statement contains other changes, including (i) changing the security being offered under the Revised Draft Registration Statement from shares of the Company’s common stock to shares of the Company’s preferred stock, (ii) updating financial information, charts and other graphics throughout the Revised Draft Registration Statement as of and for the year ended December 31, 2018, and (iii) certain other revisions that are intended to update, clarify and render more complete the information contained therein.

ATLANTA   AUSTIN   BANGKOK   BEIJING   BOSTON   BRUSSELS   CHARLOTTE   DALLAS   DUBAI   HOUSTON   LONDON   LOS ANGELES
MIAMI   NEW YORK   NORFOLK   RESEARCH TRIANGLE PARK   RICHMOND   SAN FRANCISCO   THE WOODLANDS   TYSONS   WASHINGTON, DC
www.HuntonAK.com

Securities and Exchange Commission
April 3, 2019

As previewed with the Staff, the Company proposes to offer under the Revised Draft Registration Statement shares of its fixed-to-floating rate Series B noncumulative, perpetual preferred stock, par value $0.01 per share (the “Series B preferred stock”).  Dividends payable on the Series B preferred stock will not be cumulative or mandatory and will be paid only when, as or if declared by the Company’s board of directors.  The dividend rate on the Series B preferred stock will be fixed for the first five years after the date of issuance, and thereafter, will be floating based on the three-month London Interbank Office Rate plus a spread to be determined at pricing.  In addition, the Company may redeem the Series B preferred stock at its option, subject to regulatory approval, at a redemption price equal to the liquidation preference, plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding the redemption date, (i) in whole or in part, from time to time, on any dividend payment date on or after the fifth anniversary of the first dividend payment date, or (ii) in whole but not in part, at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the Revised Draft Registration Statement).  Please see “Offering” and “Description of Series B Preferred Stock” beginning on pages 14 and 164, respectively, of the Revised Draft Registration Statement for a more detailed description of the Series B preferred stock.

For your reference, copies of this letter, clean copies of the Revised Draft Registration Statement and copies marked to show all changes from the Draft Registration Statement are being delivered to the Staff under separate cover.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the headings in the letter.  Each of the Staff’s comments is set forth in italics, followed by the Company’s response to the comment.  Unless otherwise indicated, all page references in our responses correspond to pages in the marked Revised Draft Registration Statement.

Corporate History, Merger and Structure Merger, page 5

1.          Revise to briefly describe the conversion of debt to preferred stock and disclose the material terms of the preferred.

In response to the Staff’s comment, we have provided additional disclosure beginning on page 5 and page 79 of the Revised Draft Registration Statement regarding the conversion of the Tectonic Advisors, LLC subordinated debt to Tectonic preferred units (as defined in the Revised Draft Registration Statement) to Series A preferred stock (as defined in the Revised Draft Registration Statement).

2.          File the acquisition agreements for the purchase of HWG and Sanders Morris. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the acquisition agreement for the purchase of HWG and Sanders Morris, as amended, has been added as Exhibit 2.2 to the Revised Draft Registration Statement.

Securities and Exchange Commission
April 3, 2019

Selective acquisitions to further diversify financial products, page 11

3.          Revise to clarify if there are any current plans, arrangements and/or understandings to make any acquisitions. If not, so state.

From time to time, we evaluate and engage in discussions with potential acquisition candidates and may enter into letters of intent, although we do not have any current plans, arrangements or understandings to make any acquisitions.  The Revised Draft Registration Statement has been revised accordingly.  Please see pages 11, 71 and 90 of the Revised Draft Registration Statement.

Selected Unaudited Pro Forma Consolidated Financial Information, page 16

4.          We note that you refer to “predecessor” and “successor” entities on page 16, but this appears to precede your definition and explanation of these terms. Please revise to insert language discussing the T Bancshares acquisition and “predecessor” and “successor” references, to give context for the terminology here.

In response to the Staff’s comment, we have revised the Revised Draft Registration Statement to provide context for the “predecessor” and “successor” terminology at first use. Please see page ii and page 20 of the Revised Draft Registration Statement.

Risks Related to Our Business

We are subject to possible claims and litigation pertaining to fiduciary responsibility, page 39

5.          Please disclose whether you have been subject to any such claims.

We have not been the subject of any material claims or litigation pertaining to fiduciary responsibility.  This risk factor has been revised accordingly.  Please see page 42 of the Revised Draft Registration Statement.

Securities and Exchange Commission
April 3, 2019

We face specific risks associated with retention of unguaranteed portions of SBA loans, page 39

6.          For clarity, please disclose the percentage of loans that are the unguaranteed SBA loans retained by the Bank.

As of December 31, 2018, the unguaranteed portion of our SBA loans totaled $86.5 million, representing 34.3% of our total loan portfolio.  This risk factor has been revised accordingly.  Please see page 42 of the Revised Draft Registration Statement.

The occurrence of fraudulent activity, breaches of our information security, and cybersecurity attacks, page 50

7.          Please clarify whether you have experienced any of the referenced types of breaches. Refer to CF Disclosure Guidance: Topic No. 2.

We have not experienced any occurrences of material fraudulent activity, breaches of our information security or cybersecurity attacks.  This risk factor has been revised accordingly.  Please see page 54 of the Revised Draft Registration Statement.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act, page 54

8.          Please revise to clarify whether you have been subject to fines or other penalties, or have suffered business or reputational harm, as a result of money laundering activities in the past.

We have not been subject to fines or other penalties, and have not suffered business or reputational harm, as a result of money laundering activities in the past.  This risk factor has been revised accordingly.  Please see page 58 of the Revised Draft Registration Statement.

Securities and Exchange Commission
April 3, 2019

Sanders Morris and Tectonic Advisors are subject to substantial regulation, page 55

9.          Please clarify whether Sanders Morris or Tectonic Advisors has received a poor examination, been subject to an administrative proceeding or been found in violation by the SEC, FINRA or state securities commissions or experienced an imposition of any penalties, censure, fines or cease-and-desist orders from these entities.

In response to the Staff’s comment, the disclosure on page 59 of the Revised Draft Registration Statement has been revised.

We can be subject to legal and regulatory proceedings, investigations and inquiries related to conduct risk, page 56

10.          Please disclose whether you have been subject to any conduct risk investigations or inquiries.

In response to the Staff’s comment, the disclosure on page 60 of the Revised Draft Registration Statement has been revised.

We have broad discretion in the use of the net proceeds...., page 57

11.          For clarity, please revise this risk factor to disclose your current capital position as well as your expected capital position after the offering.

In response to the Staff’s comment, this risk factor has been revised to disclose our capital position as of December 31, 2018, as well as our expected capital position after this offering.  Please see page 65 of the Revised Draft Registration Statement.

Use of Proceeds, page 65

12.          We note your disclosure of intended uses for proceeds in addition to repaying the $2 million loan is “to contribute such proceeds to the Bank to support its capital position, to finance potential strategic acquisitions to the extent such opportunities arise and for other general corporate purposes, which could include other growth initiatives.” Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose, to the extent known. This is required even if management will have broad discretion in allocating the proceeds. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. You may also reserve the right to change the use of proceeds as indicated in Instruction 7 to Regulation S-K Item 504. Please note: (1) where you have no current specific plan for a significant portion of the proceeds, Item 504 requires that your disclosure discuss the principal reasons for the offering, and (2) Instruction 6 to Item 504 requires additional disclosure regarding proceeds that may be used to finance acquisitions of other businesses. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.

In response to the Staff’s comment, we have revised our Use of Proceeds disclosure to discuss the principal reasons for the offering.  Please see page 71 of the Revised Draft Registration Statement.

Securities and Exchange Commission
April 3, 2019

Capitalization, page 67

13.          We note your exclusion of FHLB advances from the Borrowings section of your Capitalization table. Please revise your disclosures to quantify the amount of excluded FHLB advances and explain why they should be excluded.

In response to the Staff’s comment, we have revised the Capitalization table to include FHLB advances and certain other borrowings.  Please see page 73 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tectonic, page 127

14.          We note your disclosures of assets under management (“AUM”). Please revise your MD&A to include a discussion and tabular presentation of AUM inflows and outflows (i.e., market appreciation or depreciation and trends of inflows and outflows) for the periods presented. Also, please revise to disclose and discuss movements in average advisory fee rates or ranges of fee rates for the periods presented.

We have revised the MD&A as requested by the Staff.  Please see page 133 of the Revised Draft Registration Statement.

15.          Please tell us whether your advisory fees include performance-based fee arrangements. To the extent that performance-based fee arrangements exist and are material, quantify and discuss the amounts of performance-based fees recognized, including your accounting policy for recognizing performance-based fee revenue.

There are no material performance-based fee arrangements included in our advisory fees.

Securities and Exchange Commission
April 3, 2019

Principal Shareholders, page 153

16.          Revise to disclose the number of shareholders. See Item 201(b) of Regulation S-K.

The Company has 85 shareholders of record.  Please see page 157 of the Revised Draft Registration Statement.

Notes to Unaudited Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies Organization and Nature of Operations, page F-8

17.          We note your disclosures on pages F-8 and F-44 that, as a result of the T Bancshares acquisition, the consolidated financial statements for the Successor and Predecessor periods are not comparable. Please revise so that your disclosure, here or elsewhere in the footnotes as appropriate, is more specific as to why these periods are not comparable (e.g., valuation of assets and liabilities, allocation of purchase price, use of purchase or pushdown accounting, etc. as applicable). We also suggest that you review other ancillary disclosures of this type throughout your document, considering the need to provide consistent additional information discussing the judgments and determinations in these areas, such as through a revised risk factor or additional disclosures, to allow a reader to fully understand why these items / periods are not comparable.

In response to the Staff’s comment, we have revised our disclosure on page 20 and page F-10 of the Revised Draft Registration Statement to provide additional details as to why these periods are not comparable.

Securities and Exchange Commission
April 3, 2019

Notes to Audited Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies, page F-44

18.          Please revise, here or where appropriate, to discuss your accounting policy for  calculating earnings per share. Refer to ASC 260-10-50-1.

In response to the Staff’s comment, we have revised page F-14 of the Revised Draft Registration Statement.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact either Peter G. Weinstock at (214) 468-3395 or pweinstock@huntonak.com or Beth A. Whitaker at (214) 468-3575 or bwhitaker@huntonak.com.

Sincerely,
/s/ Peter G. Weinstock
Peter G. Weinstock
/s/ Beth A. Whitaker
Beth A. Whitaker

cc:	Patrick Howard
A. Haag Sherman
Michael G. Keeley